UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 654 BILLION FOR THE SECOND QUARTER OF 2017 WHICH REPRESENTS AN INCREASE OF 7% COMPARED TO 1Q17 AND A DECREASE OF 11% COMPARED TO 2Q16.

•	Net interest income was COP 2.6 billion and grew 8.3% compared to 2Q16. This growth is explained by an expansion of the net interest margin during the second part of 2016 and by higher volumes of peso-denominated loans. Net interest income grew 0.5% during the quarter.

•	Net fees were COP 615 billion and increased by 8.0% compared to 2Q16. This growth was mainly driven by an increase in fees related to credit and debit cards, banking services, as well as trust services. Net fees decreased by 1.5% during the quarter.

•	The annualized net interest margin for the quarter was 6.2%. The margin increased 10 basis point when compared to 2Q16 and decreased 10 basis points compared with the margin for 1Q17. The cuts in the reference rate by the Central Bank pressured the net interest margin during the quarter.

•	Gross loans grew 8.5% when compared to 2Q16 and 4.0% during the quarter. This growth shows moderation in the credit demand in Colombia as well as a sustained growth in the Central America operations. Peso-denominated loans grew 10.3% when compared to 2Q16.

•	Provision charges for the quarter were COP 790 billion and the coverage ratio for 90-day past due loans was 171%. These provisions aim to maintain a solid coverage ratio amid a challenging environment, as new past due loans totaled COP 926 billion for the quarter.

•	Tier 1 ratio was 10.4% at June 30, 2017 and increased 194 basis points when compared to June 30, 2016. The capital adequacy ratio was 14.3%.

August 8, 2017. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 2017[1]. For the quarter ended on June 30, 2017 (“2Q17”), Bancolombia reported consolidated net income of COP 654 billion, or COP 679.48 per share - USD 0.89 per ADR. This net income represents a 7.4% increase compared to the quarter ended on March 31, 2017 (“1Q17”) and a decrease of 11.0% compared to the quarter ended on June 30, 2016 (“2Q16”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2017 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2017 $3,050.43 = US$ 1

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BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q16	1Q17	2Q17	2Q17/1Q17	2Q17/2Q16
ASSETS
Net Loans	140,059,861	145,331,160	150,747,014	3.73%	7.63%
Investments	12,701,160	15,146,243	15,273,122	0.84%	20.25%
Other assets	35,638,296	36,264,595	37,684,231	3.91%	5.74%
Total assets	188,399,317	196,741,998	203,704,367	3.54%	8.12%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	114,586,083	124,496,843	128,476,933	3.20%	12.12%
Other liabilities	53,367,551	50,194,786	52,144,322	3.88%	-2.29%
Total liabilities	167,953,634	174,691,629	180,621,255	3.39%	7.54%
Non-controlling interest	1,108,505	1,183,988	1,252,130	5.76%	12.96%
Shareholders' equity	19,337,178	20,866,381	21,830,982	4.62%	12.90%
Total liabilities and shareholders' equity	188,399,317	196,741,998	203,704,367	3.54%	8.12%

Interest income	3,892,103	4,202,956	4,227,227	0.58%	8.61%
Interest expense	(1,459,686)	(1,581,650)	(1,593,836)	0.77%	9.19%
Net interest income	2,432,417	2,621,306	2,633,391	0.46%	8.26%
Net provisions	(628,469)	(774,458)	(789,735)	1.97%	25.66%
Fees and income from service, net	571,672	624,838	615,215	-1.54%	7.62%
Other operating income	339,063	353,401	367,191	3.90%	8.30%
Total Dividends received and equity method	33,833	32,418	21,105	-34.90%	-37.62%
Total operating expense	(1,641,452)	(1,858,767)	(1,880,723)	1.18%	14.58%
Profit before tax	1,107,064	998,738	966,444	-3.23%	-12.70%
Income tax	(362,900)	(366,685)	(281,050)	-23.35%	-22.55%
Net income before non-controlling interest	744,164	632,053	685,394	8.44%	-7.90%
Non-controlling interest	(21,411)	(23,299)	(31,855)	36.72%	48.78%
Net income before Descontinued Operations	722,753	608,754	653,539	7.36%	-9.58%
Discontinued Operations Net Income	10,306	-	-	0.00%	-100.00%
Net income	733,059	608,754	653,539	7.36%	-10.85%

PRINCIPAL RATIOS		Quarter		As of
	2Q16	1Q17	2Q17	2Q16	2Q17
PROFITABILITY
Net interest margin (1) from continuing operations	6.09%	6.31%	6.16%	5.86%	6.23%
Return on average total assets (2) from continuing operations	1.53%	1.25%	1.31%	1.17%	1.28%
Return on average shareholders´ equity (3)	15.19%	11.44%	12.29%	11.56%	11.83%
EFFICIENCY
Operating expenses to net operating income	48.23%	51.18%	51.71%	51.20%	51.45%
Operating expenses to average total assets	3.43%	3.80%	3.77%	3.57%	3.79%
Operating expenses to productive assets	4.04%	4.48%	4.40%	4.23%	4.43%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.26%	10.61%	10.40%	10.26%	10.40%
Technical capital to risk weighted assets	13.16%	14.46%	14.34%	13.16%	14.34%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.03	0.88	0.89	1.59	1.72
Net income per share $COP from continuing operations	751.44	632.91	679.48	1,159.75	1,312.39
P/BV ADS (4)	1.27	1.33	1.50	1.27	1.50
P/BV Local (5) (6)	1.18	1.21	1.40	1.18	1.40
P/E (7) from continuing operations	8.18	10.84	12.07	10.60	12.50
ADR price	34.92	39.87	44.55	34.92	44.55
Common share price (8)	23,800	26,260	31,780	23,800	31,780
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,919.01	2,885.57	3,050.43	2,919.01	3,050.43

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

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1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2017, Bancolombia’s assets totaled COP 203,704 billion, which represents an increase of 3.5% compared to 1Q17 and of 8.1% compared to 2Q16.

During the quarter, the COP depreciated 5.71% versus the USD and over the past 12 months, it depreciated 4.50%.

The increase in total assets during the quarter is largely explained by the growth in the loan portfolio and reverse repurchase agreements.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3050.43 COP)	2Q17	2Q17/1Q17	2Q17	2Q17/1Q17	2Q17	2Q17/1Q17	2Q17	2Q17/1Q17
Commercial loans	71,533,106	2.71%	39,482,388	4.59%	12,943,220	-1.07%	111,015,493	3.37%
Consumer loans	16,773,487	4.49%	9,079,994	6.60%	2,976,628	0.83%	25,853,481	5.22%
Mortgage loans	11,076,757	3.33%	9,197,384	6.81%	3,015,111	1.04%	20,274,141	4.88%
Small business loans	651,521	0.45%	437,573	11.78%	143,446	5.74%	1,089,093	4.71%
Interests paid in advance	1,417	-2.85%	(1,417)	-2.88%	(465)	-8.13%	(0)	0.00%
Gross loans	100,036,288	3.05%	58,195,921	5.29%	19,077,940	-0.40%	158,232,208	3.87%

The quarter 2Q17 shows an increase in gross loans of 4.0% when compared to 1Q17. Peso-denominated loans grew 10.3% and the growth in dollar-denominated loans was 0.9%, compared to 2Q16. In comparison with 2Q16, total gross loans grew 8.5%.

As of June 30, 2017, our operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 26% of total gross loans.

Gross loans denominated in currencies other than COP, originated by our operations in Central America and the offshore operation of Bancolombia Panama as well as the USD denominated loans in Colombia, accounted for 37% and increased 5.3% during 2Q17 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 7.0% during the quarter and totaled COP 7,485 billion, equivalent to 4.7% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	2Q16	1Q17	2Q17	2Q17/1Q17	2Q17/2Q16
Commercial	104,107,043	107,398,707	111,015,493	3.37%	6.64%	70.2%
Consumer	21,731,606	24,571,455	25,853,481	5.22%	18.97%	16.3%
Mortgage	19,041,337	19,330,932	20,274,141	4.88%	6.47%	12.8%
Microcredit	978,331	1,040,089	1,089,093	4.71%	11.32%	0.7%
Interests received in advance	(22,337)	-	-	0.00%	-100.00%	0.0%
Total loan portfolio	145,835,980	152,341,183	158,232,208	3.87%	8.50%	100.0%
Allowance for loan losses	(5,776,119)	(7,010,023)	(7,485,194)	6.78%	29.59%
Total loans, net	140,059,861	145,331,160	150,747,014	3.73%	7.63%

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1.3.	Investment Portfolio

As of June 30, 2017, Bancolombia’s net investment portfolio totaled COP 15,273 billion, increasing 1.0% from the end of 1Q17 and 20.3% from the end of 2Q16. The investment portfolio consists primarily of debt securities, which represent 68.0% of Bancolombia’s total investments and 5.1% of assets at the end of 2Q17.

At the end of 2Q17, the debt securities portfolio had a duration of 18.1 months and a weighted average yield to maturity of 5.13%. The reduction in the portfolio’s weighted average yield to maturity is partially explained by the interest rate cuts that occurred in Colombia.

1.4.	Goodwill and intangibles

As of 2Q17, Bancolombia’s goodwill and intangibles totaled COP 6,778 billion, increasing 5.5% compared to 1Q17. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of June 30, 2017, Bancolombia’s liabilities totaled COP 180,621 billion, increasing 3.4% from the end of 1Q17 and 7.5% compared to 2Q16.

Deposits by customers totaled COP 128,477 billion (or 71.1% of liabilities) at the end of 2Q17, increasing 3.2% during the quarter and 12.1% over the last 12 months. The net loans to deposits ratio was 117% at the end of 2Q17.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and decrease the sensitivity of the balance sheet to cuts in interest rates.

Funding mix	2Q16		1Q17		2Q17
COP Million
Checking accounts	20,612,607	13%	20,213,911	12%	20,212,416	12%
Saving accounts	44,690,042	29%	49,294,251	30%	50,142,758	30%
Time deposits	48,178,387	31%	53,584,352	33%	56,974,773	34%
Other deposits	3,888,370	2%	5,621,646	3%	5,664,360	3%
Long term debt	18,102,041	12%	18,098,431	11%	18,298,359	11%
Loans with banks	20,416,321	13%	17,212,856	10%	18,523,104	11%
Total Funds	155,887,768	100%	164,025,447	100%	169,815,770	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q17 was COP 21,831 billion, increasing 5.0% or COP 965 billion, compared to the COP 20,866 billion reported at the end of 1Q17. This increase is explained by the earnings generated during the quarter and the depreciation of the COP versus the USD.

Bancolombia’s capital adequacy ratio was 14.34% in 2Q17.

Bancolombia’s capital adequacy ratio was 534 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.40%, 590 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.52% at the end of 2Q17.

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In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2017 and to the efficient allocation of capital in different products, at the same time Bancolombia has reduced the VaR consumption across several segments. The annual increase in the RWA is mainly explained by the growth in the loan portfolio.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q16%		1Q17%		2Q17%
Basic capital (Tier I)	13,916,753	8.46%	17,798,470	10.53%	18,110,213	10.40%
Additional capital (Tier II)	7,731,554	4.70%	6,626,701	3.92%	6,864,575	3.94%
Technical capital (1)	21,648,307		24,425,171		24,974,788
Risk weighted assets including market risk	164,485,160		168,947,148		174,199,865
CAPITAL ADEQUACY (2)		13.16%		14.46%		14.34%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

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2.	INCOME STATEMENT

Net income totaled COP 654 billion in 2Q17, or COP 679.48 per share - USD 0.89 per ADR. This net income represents an increase of 7.4% compared to 1Q17 and a decrease of 11.0% compared to 2Q16. Bancolombia’s annualized ROE for 2Q17 was 12.3%.

2.1.	Net Interest Income

Net interest income totaled COP 2,633 billion in 2Q17, 0.5% more than that reported in 1Q17, and 8.3% higher than the figure for 2Q16. During the quarter, the performance of Net Interest Income was flat due to the cuts in the reference rate of 75 basis points by the Central Bank during the quarter that pressured the Net interest Margin and offset the impact of loan growth on our net interest income.

During 2Q17, the investment, interest rate derivatives and repos portfolio generated COP 172 billion.

Net Interest Margin

The annualized net interest margin decreased to 6.2% in 2Q17. The annualized net interest margin for investments was 2.3%, and the annualized net interest margin of the loan portfolio was 6.5%.

Despite higher volumes in the peso-denominated loan portfolio, the cuts in the reference rate by the Central Bank pressured the loans interest margin, generating a contraction of 10 basis points, during the quarter.

Annualized Interest
Margin	2Q16	1Q17	2Q17
Loans' Interest margin	6.4%	6.6%	6.5%
Debt investments' margin	2.8%	3.2%	2.3%
Net interest margin	6.1%	6.3%	6.2%

Total funding cost decreased during 2Q17, due to the reduction of long-term debt. Savings and checking accounts represented the same proportion of the total cost of funding as in 1Q17, and the annualized average weighted cost of deposits was 3.50% in 2Q17, increasing 5 basis point compared to 1Q17 and 35 basis points compared to 2Q16.

Average weighted
funding cost	2Q16	1Q17	2Q17
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.01%	2.37%	2.46%
Time deposits	5.67%	5.79%	5.71%
Total deposits	3.15%	3.45%	3.50%
Long term debt	7.20%	6.66%	6.43%
Loans with banks	2.55%	2.76%	2.53%
Total funding cost	3.50%	3.68%	3.65%

2.2.	Fees and Income from Services

During 2Q17, net fees and income from services totaled COP 615 billion, decreasing 1.5% compared to 1Q17, and increasing 8.0% compared to 2Q16. The positive annual performance in fees compared with 2Q16 is due to higher volumes of transactions and the good performance of credit and debit cards, banking services and trust services.

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Fees from asset management and trust services increased 8.0% compared to 1Q17 and 24.1% compared to 2Q16, due to an increase in the assets under management. Fees from credit and debit cards decreased 3.0% compared to 1Q17 and increased 5.3% compared to 2Q16. Fees from our bancassurance business increased 20.4% compared to 1Q17 and 3.1% with respect to 2Q16, thanks to the continuation of cross-selling initiatives led by our sales teams.

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2017
(COP millions)	May-16	May-17	Growth	Market Share
Bancolombia VISA	1,933,852	2,636,545	36.34%	9.84%
Bancolombia Mastercard	1,999,686	2,341,448	17.09%	8.74%
Bancolombia American Express	1,596,106	1,590,891	-0.33%	5.94%
Total Bancolombia	5,529,644	6,568,884	18.79%	24.51%
Colombian Credit Card Market	23,632,126	26,798,296	14.10%

CREDIT CARD MARKET SHARE			%	2017
(Outstanding credit cards)	May-16	May-17	Growth	Market Share
Bancolombia VISA	632,550	763,790	20.75%	4.59%
Bancolombia Mastercard	786,212	872,089	10.92%	5.24%
Bancolombia American Express	620,027	596,033	-3.87%	3.58%
Total Bancolombia	2,038,789	2,231,912	9.47%	13.41%
Colombian Credit Card Market	15,772,280	16,642,628	5.52%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 367 billion in 2Q17, increasing by 4.0% compared to 1Q17, and by 8.3% compared to 2Q16.

Revenues from the operating leases totaled COP 136 billion in 2Q17, decreasing by 2.2% compared to 1Q17 and increasing by 15.3% compared to those reported in 2Q16.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 6,521 billion at the end of 2Q17 and represented 4.3% of total gross loans, increasing by 8.3% compared to 1Q17, when past due loans represented 4.1% of total gross loans. During 2Q17, Charge-offs totaled COP 424 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 104.6% at the end of 2Q17, decreasing compared to 106.6% at the end of 1Q17.The coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 84.3% at the end of 2Q17, increasing slightly from 84.2% at the end of 1Q17.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 926 billion in 2Q17. During the quarter, the deterioration of loans increased mainly in the commercial segment as well as some deterioration in SMEs. Provision charges (net of recoveries) totaled COP 790 billion in 2Q17, compared to COP 774 billion in 1Q17 and COP 628 billion in 2Q16. Provisions as a percentage of the average gross loans were 2.0% for 2Q17.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances for loan losses totaled COP 6,819 billion, or 4.5% of total loans at the end of 2Q17, up from 4.4% of total loans at the end of 1Q17.

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The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q16	1Q17	2Q17
Total 30-day past due loans	4,357,450	6,018,555	6,520,508
Allowance for loan losses (1)	5,288,410	6,414,376	6,818,600
Past due loans to total loans	3.10%	4.10%	4.27%
“C”, “D” and “E” loans as a percentage of total loans	4.71%	5.19%	5.29%
Allowances to past due loans	121.36%	106.58%	104.57%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans	79.93%	84.16%	84.26%
Allowance for loan losses as a percentage of total loans	3.76%	4.37%	4.46%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	2Q16	1Q17	2Q17
Commercial loans	70.2%	2.01%	3.12%	3.19%
Consumer loans	16.3%	4.95%	5.27%	5.72%
Microcredit	0.7%	8.24%	12.39%	13.47%
Mortgage loans	12.8%	6.86%	7.43%	7.69%
PDL TOTAL		3.10%	4.10%	4.27%

PDL Per Category			90 days
	% Of loan Portfolio	2Q16	1Q17	2Q17
Commercial loans	70.2%	1.49%	1.97%	2.40%
Consumer loans	16.3%	2.46%	2.50%	2.81%
Microcredit	0.7%	5.08%	7.48%	8.65%
Mortgage loans*	12.8%	2.66%	2.98%	3.10%
PDL TOTAL		1.94%	2.38%	2.60%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

LOANS AND FINANCIAL LEASES CLASSIFICATION	2Q16		1Q17		2Q17
(COP millions)
¨A¨ Normal	130,365,722	89.4%	135,738,495	89.1%	140,153,577	88.6%
¨B¨ Subnormal	8,415,578	5.8%	8,355,456	5.5%	9,287,343	5.9%
¨C¨ Deficient	3,276,828	2.3%	3,832,868	2.5%	3,816,028	2.4%
¨D¨ Doubtful recovery	2,310,354	1.6%	2,389,739	1.6%	2,831,080	1.8%
¨E¨ Unrecoverable	1,467,499	1.0%	2,024,625	1.3%	2,144,180	1.4%
Total	145,835,980	100.0%	152,341,183	100.0%	158,232,208	100.0%
Loans and financial leases classified as C, D and E
as a percentage of total loans and financial leases	4.84%		5.41%		5.56%

2.5.	Operating Expenses

During 2Q17, operating expenses totaled COP 1,881 billion, increasing 1.2% with respect to 1Q17 and increasing 15.0% with respect to 2Q16.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 767 billion in 2Q17, decreasing 3.0% compared to 1Q17 and increasing 13.0% compared to 2Q16.

During 2Q17, administrative expenses totaled COP 718 billion, increasing 17.0% compared to 1Q17, explained by seasonal factors and accelerated payments of contracts in progress during 2017. The growth in administrative expenses was 10.4% as compared to 2Q16.

8

Depreciation and amortization expenses totaled COP 117 billion in 2Q17, decreasing 2.4% compared to 1Q17 and 1.1% compared to 2Q16.

As of June 30, 2017, Bancolombia had 30,771 employees, owned 1,087 branches, 5,439 ATMs, 8,887 banking agents and served more than 11 million customers.

2.6.	Taxes

Income tax expense was COP 281 billion for 2Q17, decreasing 23.4% when compared to the income tax registered in 1Q17 and 23.0% compared to 2Q16.

9

3.	CENTRAL AMERICA

The following table summarizes the financial statements of our operations in Central America.

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q16	1Q17	2Q17	2Q17/1Q17	2Q17/2Q16
ASSETS
Net Loans	20,242,560	20,852,542	22,455,631	7.69%	10.93%
Investments	2,007,916	2,346,794	2,319,278	-1.17%	15.51%
Other assets	3,628,122	3,255,955	3,559,302	9.32%	-1.90%
Total assets	25,878,598	26,455,291	28,334,211	7.10%	9.49%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	17,622,472	19,018,367	19,889,085	4.58%	12.86%
Other liabilities	5,710,750	4,790,394	5,471,294	14.21%	-4.19%
Total liabilities	23,333,222	23,808,761	25,360,379	6.52%	8.69%
Shareholders' equity	2,545,375	2,646,531	2,973,832	12.37%	16.83%
Total liabilities and shareholders' equity	25,878,598	26,455,291	28,334,211	7.10%	9.49%

Interest income	336,366	359,070	375,474	4.57%	11.63%
Interest expense	(112,514)	(124,981)	(132,208)	5.78%	17.50%
Net interest income	223,853	234,089	243,265	3.92%	8.67%
Net provisions	(94,709)	(60,937)	53,089	-187.12%	-156.06%
Fees and income from service, net	39,835	43,745	53,577	22.48%	34.50%
Other operating income	2,689	1,970	3,216	63.26%	19.61%
Total operating expense	(154,768)	(150,057)	(122,426)	-18.41%	-20.90%
Profit before tax	16,900	68,810	230,722	235.30%	1265.22%
Income tax	(1,504)	(10,956)	(56,574)	416.38%	3661.60%
Net income	15,396	57,854	174,149	201.01%	1031.13%

BANCO AGRíCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q16	1Q17	2Q17	2Q17/1Q17	2Q17/2Q16
ASSETS
Net Loans	8,310,039	8,413,413	8,979,136	6.72%	8.05%
Investments	800,999	532,360	486,303	-8.65%	-39.29%
Other assets	3,133,079	3,881,880	3,711,472	-4.39%	18.46%
Total assets	12,244,117	12,827,653	13,176,911	2.72%	7.62%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,053,119	8,705,596	8,989,096	3.26%	11.62%
Other liabilities	2,706,148	2,666,316	2,621,702	-1.67%	-3.12%
Total liabilities	10,759,267	11,371,912	11,610,798	2.10%	7.91%
Shareholders' equity	1,484,850	1,455,741	1,566,114	7.58%	5.47%
Total liabilities and shareholders' equity	12,244,117	12,827,653	13,176,911	2.72%	7.62%

Interest income	218,474	212,740	192,260	-9.63%	-12.00%
Interest expense	(58,846)	(64,712)	(61,145)	-5.51%	3.91%
Net interest income	159,628	148,028	131,115	-11.43%	-17.86%
Net provisions	(30,397)	(30,899)	(34,619)	12.04%	13.89%
Fees and income from service, net	38,737	36,664	44,153	20.43%	13.98%
Other operating income	(31)	1,107	1,689	52.50%	-5519.08%
Total operating expense	(104,863)	(97,519)	(105,827)	8.52%	0.92%
Profit before tax	63,074	57,381	36,510	-36.37%	-42.12%
Income tax	(15,987)	(20,436)	(10,475)	-48.74%	-34.48%
Net income	47,088	36,945	26,035	-29.53%	-44.71%

10

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q16	1Q17	2Q17	2Q17/1Q17	2Q17/2Q16
ASSETS
Net Loans	7,557,202	8,282,921	8,608,671	3.93%	13.91%
Investments	1,705,438	1,603,335	1,858,021	15.88%	8.95%
Other assets	1,893,948	1,926,094	1,967,098	2.13%	3.86%
Total assets	11,156,588	11,812,350	12,433,791	5.26%	11.45%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	7,704,834	8,056,406	8,465,417	5.08%	9.87%
Other liabilities	2,204,800	2,509,526	2,624,674	4.59%	19.04%
Total liabilities	9,909,634	10,565,933	11,090,090	4.96%	11.91%
Non-controlling interest	19,468	19,108	19,714	3.17%	1.26%
Shareholders' equity	1,227,486	1,227,309	1,323,987	7.88%	7.86%
Total liabilities and shareholders' equity	11,156,588	11,812,350	12,433,791	5.26%	11.45%

Interest income	182,805	214,666	211,071	-1.67%	15.46%
Interest expense	(81,976)	(87,423)	(87,241)	-0.21%	6.42%
Net interest income	100,830	127,242	123,830	-2.68%	22.81%
Net provisions	(3,505)	(29,417)	(31,313)	6.45%	793.38%
Fees and income from service, net	15,052	24,840	24,394	-1.80%	62.06%
Other operating income	(8,536)	10,108	12,751	26.15%	-249.39%
Total operating expense	(77,140)	(107,749)	(105,685)	-1.92%	37.00%
Profit before tax	26,701	25,025	23,977	-4.19%	-10.20%
Income tax	(8)	(3,145)	(8,096)	157.41%	102793.78%
Net income before non-controlling interest	26,693	21,879	15,881	-27.42%	-40.51%
Non-controlling interest	(729)	(895)	(919)	2.64%	26.04%
Net income	25,964	20,984	14,962	-28.70%	-42.37%

11

4.	RECENT DEVELOPMENTS

•	April 19, 2017, Bancolombia entered into an agreement with Almacenes Exito S.A. for the creation of a new loyalty program for its clients called “Puntos Colombia”. Going forward, Puntos Colombia will be the loyalty program through which the clients of both companies, and of other allies related to the program, will accumulate and redeem points on the loyalty ecosystem. Puntos Colombia will replace the existing loyalty programs of Bancolombia and Grupo Exito.

The program Puntos Colombia will begin during the first half of 2018 and will be managed by an independent company located in Colombia, which is 50% owned by Banca de Inversion Bancolombia S.A Corporacion Financiera, a subsidiary of Bancolombia. The capital investment made by the subsidiary in the new Company is equivalent to COP $9,000 million, which will be paid within the next 12 months.

•

May 1st, 2017, Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announced that it has filed its annual report on Form 20-F for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission (the “SEC”). The annual report can be downloaded from the SEC website

https://www.sec.gov/Archives/edgar/data/1071371/000114420417023550/0001144204-17-023550-index.htm

12

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 11 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

13

BALANCE SHEET				Growth
(COP million)	Jun-16	Mar-17	Jun-17	jun-17 / mar-17	jun-17 / jun-16	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	13,431,742	15,047,380	14,771,666	-1.83%	9.98%	7.25%
Interbank borrowings	1,287,396	2,403,587	2,159,604	-10.15%	67.75%	1.06%
Reverse repurchase agreements and other similar secured lend	1,839,198	933,844	2,134,230	128.54%	16.04%	1.05%
Financial assets investment	12,701,160	15,146,243	15,273,122	0.84%	20.25%	7.50%
Derivative financial instruments	2,122,042	1,629,255	1,678,633	3.03%	-20.90%	0.82%
Loans and advances to customers	145,835,980	152,341,183	158,232,208	3.87%	8.50%	77.68%
Allowance for loan and lease losses	(5,776,119)	(7,010,023)	(7,485,194)	6.78%	29.59%	-3.67%
Investment in associates and joint ventures	538,424	1,371,488	1,445,207	5.38%	168.41%	0.71%
Goodwill and Intangible assets, net	6,523,651	6,422,749	6,778,314	5.54%	3.90%	3.33%
Premises and equipment, net	3,170,050	3,019,732	3,092,817	2.42%	-2.44%	1.52%
Investment property	1,573,143	1,617,160	1,649,433	2.00%	4.85%	0.81%
Prepayments	272,021	300,682	269,678	-10.31%	-0.86%	0.13%
Tax receivables	833,042	739,231	699,825	-5.33%	-15.99%	0.34%
Deferred tax	651,250	727,225	723,770	-0.48%	11.14%	0.36%
Assets held for sale and inventories	2,191,534	251,814	288,732	14.66%	-86.83%	0.14%
Other assets	1,204,803	1,800,448	1,992,322	10.66%	65.36%	0.98%
Total assets	188,399,317	196,741,998	203,704,367	3.54%	8.12%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	114,586,083	124,496,843	128,476,933	3.20%	12.12%	63.07%	71.13%
Interbank Deposits	461,598	726,366	997,415	37.32%	116.08%	0.49%	0.55%
Derivative financial instrument	1,768,256	1,248,707	1,203,097	-3.65%	-31.96%	0.59%	0.67%
Borrowings from other financial institutions	19,954,723	16,486,490	17,525,689	6.30%	-12.17%	8.60%	9.70%
Debt securities in issue	18,102,041	18,098,431	18,298,359	1.10%	1.08%	8.98%	10.13%
Preferred shares	552,414	539,361	553,426	2.61%	0.18%	0.27%	0.31%
Repurchase agreements and other similar secured borrowing	2,783,323	4,217,317	4,517,374	7.11%	62.30%	2.22%	2.50%
Liabilities relating to assets held for sale	1,865,349	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	714,805	430,101	650,930	51.34%	-8.94%	0.32%	0.36%
Deferred tax	1,465,720	1,848,570	1,877,018	1.54%	28.06%	0.92%	1.04%
Employees benefit plans	133,115	449,189	714,583	59.08%	436.82%	0.35%	0.40%
Other liabilities	5,566,207	6,150,254	5,806,431	-5.59%	4.32%	2.85%	3.21%
Total liabilities	167,953,634	174,691,629	180,621,255	3.39%	7.54%	88.67%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.24%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.38%
Appropriated reserves	7,148,158	9,049,252	9,065,570	0.18%	26.82%	4.45%
Retained earnings	4,913,717	4,134,418	4,771,639	15.41%	-2.89%	2.34%
Accumulated other comprehensive income (loss), net of tax	1,936,935	2,344,343	2,655,405	13.27%	37.09%	1.30%
Stockholders’ equity attributable to the owners of the parent company	19,337,178	20,866,381	21,830,982	4.62%	12.90%	10.72%
Non-controlling interest	1,108,505	1,183,988	1,252,130	5.76%	12.96%	0.61%
Total liabilities and equity	188,399,317	196,741,998	203,704,367	3.54%	8.12%	100.00%

14

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-16	Jun-17	jun-17 / jun-16	2Q 16	1Q 17	2Q 17	2Q 17 / 1Q 17	2Q 17 / 2Q 16
Interest income and expenses
Interest on loans and financial leases
Commercial	3,749,039	4,075,163	8.70%	1,924,667	2,029,581	2,045,582	0.79%	6.28%
Consumer	1,400,178	1,809,789	29.25%	735,775	872,418	937,371	7.45%	27.40%
Small business loans	112,502	117,745	4.66%	57,581	60,550	57,195	-5.54%	-0.67%
Mortgage	983,680	985,250	0.16%	495,909	499,423	485,827	-2.72%	-2.03%
Leasing	936,876	1,057,989	12.93%	490,123	535,607	522,382	-2.47%	6.58%
Interest income on loans and financial leases	7,182,275	8,045,936	12.02%	3,704,055	3,997,579	4,048,357	1.27%	9.30%
Interest income on overnight and market funds	11,662	11,559	-0.88%	5,720	5,015	6,544	30.49%	14.41%
Interest and valuation on Investment
Debt investments, net	86,999	81,489	-6.33%	43,969	41,768	39,721	-4.90%	-9.66%
Net gains from investment activities at fair value through income statement
Debt investments	338,800	366,975	8.32%	165,140	189,260	177,715	-6.10%	7.61%
Derivatives	(50,761)	(27,096)	-46.62%	(13,367)	(5,033)	(22,063)	338.37%	65.06%
Repos	(8,876)	(51,555)	480.84%	(12,244)	(22,642)	(28,913)	27.70%	136.14%
Others	511	2,875	462.62%	(1,170)	(2,991)	5,866	296.12%	601.37%
Total Net gains from investment activities at fair value through profit and loss	279,674	291,199	4.12%	138,359	158,594	132,605	-16.39%	-4.16%
Total Interest and valuation on investments	366,673	372,688	1.64%	182,328	200,362	172,326	-13.99%	-5.49%
Total interest and valuation	7,560,610	8,430,183	11.50%	3,892,103	4,202,956	4,227,227	0.58%	8.61%
Interest expense
Borrowing costs	(348,759)	(350,606)	0.53%	(181,518)	(179,317)	(171,289)	-4.48%	-5.64%
Overnight funds	(2,822)	(8,476)	200.35%	(1,399)	(3,866)	(4,610)	19.24%	229.52%
Debt securities in issue	(671,506)	(598,929)	-10.81%	(330,100)	(306,491)	(292,438)	-4.59%	-11.41%
Deposits	(1,754,490)	(2,180,842)	24.30%	(917,413)	(1,072,879)	(1,107,963)	3.27%	20.77%
Preferred Shares Dividends	(29,156)	(29,156)	0.00%	(14,065)	(15,091)	(14,065)	-6.80%	0.00%
Other interest (expense)	(21,961)	(7,477)	-65.95%	(15,191)	(4,006)	(3,471)	-13.35%	-77.15%
Total interest expense	(2,828,694)	(3,175,486)	12.26%	(1,459,686)	(1,581,650)	(1,593,836)	0.77%	9.19%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	4,731,916	5,254,697	11.05%	2,432,417	2,621,306	2,633,391	0.46%	8.26%
Credit impairment charges on loans and advance and financial leases	(1,279,538)	(1,754,029)	37.08%	(685,665)	(863,290)	(890,739)	3.18%	29.91%
Recovery of charged-off loans	137,808	167,366	21.45%	75,988	72,155	95,211	31.95%	25.30%
Credit impairment charges on off balance sheet credit instruments	(26,513)	22,470	184.75%	(18,792)	16,677	5,793	-65.26%	130.83%
Total credit impairment charges, net	(1,168,243)	(1,564,193)	33.89%	(628,469)	(774,458)	(789,735)	1.97%	25.66%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	3,563,673	3,690,504	3.56%	1,803,948	1,846,848	1,843,656	-0.17%	2.20%
Fees and comission income
Banking services	390,895	431,949	10.50%	200,306	207,466	224,483	8.20%	12.07%
Credit and debit card fees and commercial establishments	541,166	578,882	6.97%	271,149	293,460	285,422	-2.74%	5.26%
Brokerage	12,635	11,430	-9.54%	6,804	5,335	6,095	14.25%	-10.42%
Acceptances, Guarantees and Standby letters of credits	25,178	26,829	6.56%	12,704	14,025	12,804	-8.71%	0.79%
Trust	143,004	172,040	20.30%	71,877	82,860	89,180	7.63%	24.07%
Bancassurance	163,067	171,638	5.26%	90,974	77,861	93,777	20.44%	3.08%
Payments and Collections	108,715	104,274	-4.08%	57,031	55,340	48,934	-11.58%	-14.20%
Others	205,343	225,593	9.86%	103,770	108,811	116,782	7.33%	12.54%
Fees and comission income	1,590,003	1,722,635	8.34%	814,615	845,158	877,477	3.82%	7.72%
Fees and comission expenses
Banking services	(173,741)	(189,751)	9.21%	(92,672)	(93,287)	(96,464)	3.41%	4.09%
Others	(279,160)	(292,831)	4.90%	(150,271)	(127,033)	(165,798)	30.52%	10.33%
Fees and comission expenses	(452,901)	(482,582)	6.55%	(242,943)	(220,320)	(262,262)	19.04%	7.95%
Total fees and comissions, net	1,137,102	1,240,053	9.05%	571,672	624,838	615,215	-1.54%	7.62%
Other operating income
Derivatives FX contracts	46,116	(17,410)	-137.75%	(23,399)	(14,623)	(2,787)	-80.94%	-88.09%
Net foreign exchange	133,491	202,612	51.78%	106,654	97,211	105,401	8.42%	-1.17%
Hedging	(18,201)	(2,812)	-84.55%	(4,216)	(27)	(2,785)	10214.81%	-33.94%
Operating leases	235,054	274,449	16.76%	117,671	138,761	135,688	-2.21%	15.31%
Gains (or losses) on sale of assets	24,607	11,477	-53.36%	11,843	7,233	4,244	-41.32%	-64.16%
Other reversals	671	1,264	88.38%	278	674	590	-12.46%	112.23%
Others	281,090	251,012	-10.70%	130,232	124,172	126,840	2.15%	-2.60%
Total other operating income	702,828	720,592	2.53%	339,063	353,401	367,191	3.90%	8.30%
Dividends received, and share of profits of equity method investees
Dividends	22,286	16,745	-24.86%	10,306	11,137	5,608	-49.65%	-45.59%
Equity investments	52,015	(39,910)	-176.73%	10,996	2,006	(41,916)	-2189.53%	-481.19%
Equity method	23,372	76,688	228.12%	12,531	19,275	57,413	197.86%	358.17%
Total dividends received, and share of profits of equity method investees	97,673	53,523	-45.20%	33,833	32,418	21,105	-34.90%	-37.62%
Total operating income, net	5,501,276	5,704,672	3.70%	2,748,516	2,857,505	2,847,167	-0.36%	3.59%

15

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Jun-16	Jun-17	jun-17 / jun-16	2Q 16	1Q 17	2Q 17	2Q 17 / 1Q 17	2Q 17 / 2Q 16
Operating expenses
Salaries and employee benefits	(1,192,344)	(1,254,962)	5.25%	(609,646)	(644,019)	(610,943)	-5.14%	0.21%
Bonuses	(187,735)	(302,138)	60.94%	(72,257)	(145,810)	(156,328)	7.21%	116.35%
Other administrative and general expenses	(1,222,107)	(1,333,291)	9.10%	(650,161)	(615,291)	(718,000)	16.69%	10.43%
Tax contributions and other tax burden	(280,238)	(440,243)	57.10%	(135,689)	(216,085)	(224,158)	3.74%	65.20%
Impairment, depreciation and amortization	(270,271)	(236,251)	-12.59%	(118,005)	(119,533)	(116,718)	-2.35%	-1.09%
Others expenses	(117,683)	(121,385)	3.15%	(55,694)	(60,263)	(61,122)	1.43%	9.75%
Equity Tax	(144,710)	(51,220)	-64.61%	-	(57,766)	6,546	111.33%	0.00%
Total operating expenses	(3,415,088)	(3,739,490)	9.50%	(1,641,452)	(1,858,767)	(1,880,723)	1.18%	14.58%
Profit before tax	2,086,188	1,965,182	-5.80%	1,107,064	998,738	966,444	-3.23%	-12.70%
Income tax	(913,748)	(647,735)	-29.11%	(362,900)	(366,685)	(281,050)	-23.35%	-22.55%
Profit for the year from continuing operations	1,172,440	1,317,447	12.37%	744,164	632,053	685,394	8.44%	-7.90%
Non-controlling interest	(56,966)	(55,154)	-3.18%	(21,411)	(23,299)	(31,855)	36.72%	48.78%
Net income attributable to equity holders of the Parent Company	1,115,474	1,262,293	13.16%	722,753	608,754	653,539	7.36%	-9.58%
Net Income from discontinued operations	14,951	-	-100.00%	10,306	-	-	0.00%	-100.00%
Net income	1,130,425	1,262,293	11.67%	733,059	608,754	653,539	7.36%	-10.85%

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 08, 2017	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance